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ATLANTIC CITY ELECTRIC TRANSITION FUNDING, LLC. PRO FORMA BALANCE SHEETS (Dollars in Millions) (Unaudited)
	June 30, 2003	Pro Forma Adjustments		Pro Forma
ASSETS

Current Assets
Restricted funds held by trustee	$ 13.1	$ -		$ 13.1
Transition bond charge receivable for Servicer	20.8	-		20.8
	33.9	-		33.9

Investments and Other Assets
Bondable transition property, net	409.6	152.0	(1)	561.6
Deferred financing costs	6.8	-		6.8
Other	2.2	-		2.2
	18.6	152.0		570.6

Total Assets	$ 452.5	$ 152.0		$ 604.5

CAPITALIZATION AND LIABILITIES

Current Liabilities
Short-term debt	$ 24.1	$ -		$ 24.1
Interest accrued	10.6	-		10.6
	34.7	-		34.7

Long-term Debt	415.6	152.0	(1)	567.6

Member's Equity	2.2	-		2.2

Total Capitalization and Liabilities	$ 452.5	$ 152.0		$ 604.5